UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor 14 Par-la-

Ville Road Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) - Second Half 2021 Results

Hamilton, Bermuda, February 23, 2022 - Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCPK:SDRLF), a leader in offshore drilling, provides financial results for the six-month period ended December 31, 2021.

2H 2021 Highlights1

•	Strong operational performance in 2H 2021, resulting in 95% technical utilization.

•	Leading safety performance with TRIR of 0.24 in 2H 2021, better than the industry average of 0.30.

•	23% increase in Operating Revenues to $556m driven by a number of rigs commencing new contracts after a period of inactivity.

•	Adjusted EBITDA increased to $118m, representing 21.2% EBITDA margin.

•	Cash and cash equivalents as at December 31, 2021 of $535 million of which $312 million was unrestricted cash.

•	Backlog of $2.2bn, with over 8 years of term added in Brazil.

Financial Highlights
Figures in USD million, unless otherwise indicated	2H21	1H21	% Change
Total Operating Revenue	556	452	23%
Adjusted EBITDA	118	20	490%
Adjusted EBITDA Margin (%)	21.2	4.4	382%
Operating Profit/(Loss)	95	(252)	138%
Net profit/(loss)	18	(605)	103%

Restructuring Update

•	Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy on February 22, 2022.

•

Seadrill New Finance Limited (renamed to Paratus Energy Services), emerged from Chapter 11 on January 20, 2022. Seadrill Limited retained a 35% interest as a result of the restructuring. Going forward, financial information relevant to Paratus will be made available at www.paratus-energy.com.

Stuart Jackson, CEO, commented:

“Seadrill has finished 2021 strongly, evidenced by our top-line financial highlights underpinned by our operational excellence and continued commercial success. The formidable progress made over the course of 2021 is attributable to the tremendous effort our workforce made overcoming difficult economic and logistical challenges. I am proud of what they achieve on a daily basis.

We have just emerged from a series of Chapter 11 processes across our complex organization involving not just the emergence of Seadrill Limited yesterday but also the restructurings that were completed in other parts of our business. Our emergence completes the second stage of our industry’s rehabilitation. As a sector we have taken out nonperforming rigs, we have reduced our collective debt burdens and now we need to reshape an industry that warrants investment to sustain our contribution to the evolving global energy mix. The operational and safety track record of Seadrill, together with our strong customer partnerships, puts us in a leadership position as we complete this industry realignment.”

1	The financial information presented excludes the impact for our discontinued operations held for sale, representing Seadrill New Finance Limited (“NSNCo”) and its wholly owned subsidiaries.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats and the impact of future negotiations with its lenders to obtain amendments to credit facilities and any related contingency planning efforts, the impact of active negotiations, contingency planning efforts, rulings and outcomes with respect to a comprehensive restructuring of our debt under Chapter 11 Proceedings with the U.S. Bankruptcy Court for Southern District of Texas, the outcome of which is uncertain, our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing and the related increased performance and credit risks associated with our constrained liquidity position and capital structure, our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11, the length of time that we will operate under Chapter 11 protection, risks associated with third-party motions in the Chapter 11 Proceedings that may interfere with the solicitation and ability to confirm and consummate a plan of reorganization, the dispute over production levels among members of the Organization of Petroleum Exporting Countries and other oil and gas producing nations, downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units, our expected debt levels, the ability of our affiliated or related companies to service their debt requirements, credit risks of our key customers, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, such as war risk coverage, in certain regions, any inability to repatriate income or capital, import-export quotas, wage and price controls and the imposition of trade barriers, our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise, or to retain employees, customers or suppliers as a result of our financial condition generally or as a result of the Chapter 11 Proceedings, internal control risk due to significant employee reductions, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom, Nigeria, Mexico and the United States, customs and environmental matters and potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, and the impact on our business from climate-change related physical changes or changes in weather pattern, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems and other important factors described from time to time in the reports filed or furnished by us with the SEC. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2020 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

February 23, 2022
The Board of Directors Seadrill Limited Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:
Stuart Jackson	Chief Executive Officer

Media questions should be directed to:
Sara Dunne	Director of Communications	+1 (281) 630-7064

Analyst and investor questions should be directed to:
Hawthorn Advisors	seadrill@hawthornadvisors.com	+44 (0) 203 7454960

SECOND HALF 2021

OPERATING REVIEW

Rig Activity

The second half status and performance of Seadrill Limited’s owned rig fleet was as follows:

As at December 31, 2021	Harsh Environment	Floaters	Jack-ups	Total
Operating	2	5	7	14
Technical utilization (1)	92%	93%	100%	95%
Economic utilization (2)	93%	90%	99%	93%
Future contracted	—	2	—	2
Idle	—	1	4	5
Planned disposal/recycling	1	2	—	3

Total	3	10	11	24

[1]	Technical utilization is calculated as the total hours available for work, excluding planned maintenance, divided by the total number of hours in the period.
[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

In spite of the challenge to operations still presented by COVID, our campaign for reducing non-productive time is showing strong results, with technical utilization of 95% being achieved for the period. The jack-up segment performed excellently, achieving 100% technical utilization.

Post period, Seadrill had two owned harsh environment rigs operating in Norway. The West Elara remained on contract with ConocoPhillips and the West Phoenix commenced operations during the period with VAR Energi. After the period, the harsh-environment semi-submersible West Venture, which had been cold stacked for several years, was sold to Rota Shipping and will be recycled.

The Company had four drillships and one benign-environment semi-submersible rig operating at the end of the period. The West Neptune and Sevan Louisiana were under contract in the Gulf of Mexico with LLOG and Walter Oil & Gas, respectively. West Tellus was under contract with Shell and West Saturn was under contract with ExxonMobil, both in Brazil. West Gemini began work in Angola. The West Jupiter and West Carina are currently being reactivated following the signing of two long term contracts with Petrobras for work in the Búzios field offshore Brazil.

Across the jack-up fleet, the Company maintained high levels of utilization throughout the period, surpassing expectations for both technical and economic utilization. The AOD I, AOD II, AOD III, and West Callisto were working in the Middle East, continuing their contracts with Saudi Aramco. West Castor, West Telesto, and West Tucana continued on bareboat charter to the Company’s Gulfdrill joint venture in Qatar.

During the period, we sold six long-term cold stacked units (West Freedom, West Pegasus, West Eminence, West Navigator, West Orion, West Alpha), and a further unit was sold after the end of the period (West Venture - refer above). This brings the total number of long-term cold stacked rigs sold through our rig disposal program to nine with the West Epsilon and West Vigilant being sold in earlier periods. Five of the units sold to date have been recycled with the remaining three being sold for non-drilling purposes. There are two further units that we have identified for disposal under the rig disposal program (Sevan Brasil and Sevan Driller). We plan to sell or recycle these units in 2022.

Excluding units that we plan to sell or recycle as part of our rig disposal program, Seadrill has one long-term cold stacked benign-environment semi-submersible (West Eclipse) and four cold stacked jack-ups (West Ariel, West Prospero, West Leda and West Cressida). We are continuing to actively market these rigs, taking a cautious view on the market and will remain disciplined, only reactivating cold stacked units where suitable work is secured and appropriate investment returns can be achieved.

Seadrill continues to improve HSE performance as a leader in the field, with a TRIR (Total Recordable Incident Rate) of 0.24 in 2H 2021, better than the industry average of 0.30. We maintained our position as sector leader in Carbon Management in the offshore drilling contractor field with a “B” rating under the Carbon Disclosure Project, the highest rating in the sector.

The second half status and performance of Seadrill Limited’s managed/leased rig fleet was as follows:

As at December 31, 2021	Harsh Environment	Floaters	Jack-ups	Total
Operating	3	3	5	11
Technical utilization	95%	98%	99%	97%
Future contracted	—	1	—	1

Total	3	4	5	12

Seadrill had three leased harsh environment units operating in the North Sea. These included West Linus and West Hercules, which are leased from SFL and under contract with ConocoPhillips and Equinor, and West Bollsta, leased from Northern Ocean, under contract with Lundin. The SFL leased rigs are expected to be handed back to SFL in 2022. The West Bollsta completed operations with Lundin in February 2022 and the rig will shortly be returned to Northern Ocean.

The Company manages four drillships, with two in Angola for the Sonadrill joint venture, one in the US Gulf of Mexico and one in Malaysia, both being owned by Aquadrill. The Libongos is currently operating in Angola, while the Quengela is contracted to start with TotalEnergies in Angola early 2022. The two rigs belonging to Aquadrill will be kept under our management until their current contracts come to an end. The West Capella and West Vela will be handed back to Aquadrill in 1H22.

Across the managed jack-up fleet, the Company maintained high levels of utilization. These rigs are owned by SeaMex Limited and are on contract with Pemex, drilling in the Gulf of Mexico.

FINANCIAL REVIEW
Abbreviated Income Statement
Figures in US$ million, unless otherwise indicated	2H21	1H21
Total operating revenues	556	452
Total operating expenses	(548)	(566)
Total other operating items	87	(138)

Operating profit/(loss)	95	(252)

Total financial and other non-operating items, net	(119)	(311)
Income tax benefit/(expense)	6	(11)
Income/(loss) from discontinued operations	36	(31)

Net profit/(loss)	18	(605)

Adjusted EBITDA	118	20

Unless otherwise stated, the following financial information excludes the impact from the discontinued operations held for sale at the period end.

Total operating revenues for 2H21 were $556 million (1H21: $452 million), an increase of $104 million, primarily attributed to the following:

Contract revenues increased by $94 million primarily due to the West Phoenix, Sevan Louisiana and West Gemini all commencing work under new contracts after a period of those rigs being idle. There was also improved operational performance across the fleet resulting in lower downtime, as noted in the operating review.

Other revenues increased by $8 million due to a $6 million early termination fee for the West Bollsta along with increased charter revenue earned on the West Tucana, which is leased to the Gulfdrill joint venture.

Total operating expenses for 2H21 were $548 million (1H21: $566 million), a decrease of $18 million and primarily attributed to the following:

Rig operating expenses increased by $44 million due to increased activity as a result of the West Phoenix, Sevan Louisiana and West Gemini all returning to operations. This was partly offset by lower COVID-19 related expenditures and continued benefits from our cost reduction programs.

Management contract expenses decreased by $56 million primarily due to the non-recurrence of a $48 million credit loss charge that was recorded during the first half of the year following a commercial settlement being reached with Northern Ocean.

Depreciation decreased by $11 million due to an impairment charge being recorded against the West Hercules in June 2021.

Total other operating items for 2H21 contributed income of $87 million (1H21: $138 million expense) a favorable movement of $225 million and attributed to the following:

Proceeds from rig sales were $36 million in 2H21 compared to $11 million in 1H21 with six cold-stacked units being sold in the second half (West Orion, West Navigator, West Eminence, West Pegasus, West Freedom and West Alpha) compared to one unit in 1H21 (West Vigilant).

Other operating items were $51 million in 2H21 compared to $3 million in 1H21. These items include cancellation of debt income on certain liabilities that were extinguished as a consequence of global settlement agreements with Northern Ocean and Aquadrill (formerly Seadrill Partners) becoming effective, as well as a rebate of previously incurred insurance premiums.

The West Hercules was impaired by $152 million in 1H21 and there were no further impairments during the second half of the year.

Adjusted EBITDA was $118 million in 2H21 (1H21: $20 million), delivering an adjusted EBITDA margin of 21.2% (1H21: 4.4%). The increase in adjusted EBITDA is due to the variances described above.

Total financial and other items contributed to an expense of $119 million in 2H21 (1H21: $311 million expense), a favorable variance of $192 million that was primarily attributed to the following:

Reorganization items decreased due to the non-cash loss of $186 million in 1H21 on the remeasurement of the West Taurus lease liability to SFL, as a result of rejection of the lease through the bankruptcy court, not repeated in 2H21. This was offset by a $14 million increase in Chapter 11 related restructuring fees, to $75 million, in 2H21.

Interest expense related to our external debt facilities decreased by $35 million compared to the first half of 2021 as we ceased recognition of interest on these facilities following our Chapter 11 filing in February 2021. The amendment to the West Hercules lease arrangement in August 2021 resulted in a further $14 million decrease in interest expense as the lease was reclassified as an operating lease, decreasing interest expense from $79 million to $30 million.

There was a net $5 million decrease in credit loss allowances recognized against loans provided to related parties.

Income/loss from discontinued operations was a gain of $36 million in 2H21 (1H21: $31 million loss), a favorable variance of $67 million that was attributed to the following:

Discontinued operations relate to the NSNCo group, which became a 35% owned non-consolidated group of subsidiaries following the disposal of 65% of the interest held to the NSNCO noteholders, shortly after the end of the reporting period on January 20, 2022. The revenues and expenditures of the NSNCo group have been reflected under the discontinued operations line item for all periods presented. This includes SeaMex’s consolidated revenues and expenditures from November 2, 2021 onwards.

The gain recorded through discontinued operations in the second half of 2021 was mainly attributable to a reversal of previously established credit loss allowances against loans previously advanced by the NSNCo group to the SeaMex joint venture. This gain was recorded in connection to the step acquisition of SeaMex by NSNCo and is one-time in nature and not expected to recur.

Income tax benefit/(expense) for 2H21 was $6 million benefit (1H21: $11 million expense).

The increase in net tax benefit is explained by a reduction in the current year provision, an increase in prior year current and deferred tax credits, offset by an increase in uncertain tax position liability.

Net profit/(loss) for 2H21 was $18 million net profit, or $0.18 profit per share (1H21: $605 million net loss, or $6.03 loss per share).

Abbreviated Cash Flow Statement - Continuing operations (1)
Figures in US$ million, unless otherwise indicated	2H21	1H21
Net cash used in operating activities	(72)	(64)
Net cash provided by/(used in) investing activities	20	(6)
Net cash used in financing activities	—	—
Effect of exchange rate changes on cash	(6)	4

Net decrease in cash and cash equivalents, including restricted cash	(58)	(66)

Cash and cash equivalents, including restricted cash, at beginning of the period	593	659

Cash and cash equivalents, including restricted cash, at the end of period	535	593

[1]

The statement of cash flows excludes $49 million of unrestricted cash and $21 million of restricted cash at December 31, 2021, which is held for sale by our discontinued operations (December 31, 2020: $35 million unrestricted, $30 million restricted). Total cash flows from discontinued operations for the twelve months ended December 31, 2021 was a $5 million inflow (December 31, 2020: $1 million inflow).

The consolidated statements of cash flow does not include balances related to the discontinued operations held for sale. The total cash flows from discontinuing operations for the twelve months ended December 31, 2021 was a $5 million inflow (December 31,2020: $1 million inflow).

Net cash used in operating activities for 2H21 was $72 million (1H21: $64 million), an increase of $8 million.

The increased cash outflow from operating activities was attributable to increased legal and advisory expenses associated with the Chapter 11 process, rig reactivation costs, and adverse working capital movements, primarily on accounts receivable, partly offset by increased operating margins as a result of improved activity levels.

Net cash provided by/used in investing activities in 2H21 contributed to a $20 million inflow (1H21: $6 million outflow). The inflow in 2H21 is predominantly due to proceeds from rig sales in the period. The outflow in 1H21 primarily relates to capital expenditures.

Net decrease in cash in 2H21 was $58 million (1H21: $66 million) resulting in total cash and cash equivalents, including restricted cash of $535 million as at 2H21 (1H21: $593 million).

Abbreviated Balance Sheet
Figures in US$ million, unless otherwise indicated	2H21	1H21
Cash and cash equivalents	312	422
Restricted cash	223	171
Assets held for sale	1,103	694
Other current assets	388	360
Non-current assets (excluding non-current restricted cash)	1,853	2,011

Total assets	3,879	3,658

Liabilities associated with assets held for sale	948	582
Other current liabilities	289	297
Liabilities subject to compromise	6,235	6,406
Non-current liabilities	123	113
Deficit	(3,716)	(3,740)

Total liabilities and equity	3,879	3,658

Unless otherwise stated, the following financial information excludes the impact from the discontinued operations held for sale at the period end.

Cash and cash equivalents, which excludes restricted cash, was $312 million (1H21: $422 million). The decrease was primarily due to net cash used in operating activities as described in the previous section.

Restricted cash was $223 million (1H21: $171 million). The increase was primarily due to cash receipts of rig proceeds, and net increases on collateral held for guarantee facilities.

Assets held for sale reflect the NSNCo group’s assets of $1.1 billion (1H21: $694 million). The increase relates to the consolidation of the SeaMex joint venture after its acquisition by NSNCo on November 2, 2021.

Other current assets were $388 million (1H21: $360 million). The increase was primarily due to increased activity, with more operating rigs in 2H21.

Non-current assets (excluding non-current restricted cash) were $1.9 billion (1H21: $2.0 billion). The decrease is driven by the disposal of the West Hercules following the modification of the lease in August 2021.

Liabilities held for sale reflect the NSNCo group’s liabilities of $948 million (1H21: $582 million). The increase results from the consolidation of SeaMex.

Other current liabilities were $289 million (1H21: $297 million). The decrease was attributable to the settlement of the lease liability on the West Bollsta offset by prepetition liabilities reinstated from liabilities subject to compromise.

Liabilities subject to compromise were $6,235 million (1H21: $6,406 million). The decrease was primarily attributable to the de-recognition of the liability to SFL following amendment of the West Hercules lease.

Non-current liabilities were $123 million (1H21: $113 million). The increase was due to increased deferred mobilization revenues and increased liabilities recognized for uncertain tax positions.

Equity was a $3.7 billion deficit (1H21: $3.7 billion deficit).

Liquidity

As of December 31, 2021, total cash and cash equivalents of $535 million was comprised of $312 million of unrestricted cash and $223 million of restricted cash.

The major components of restricted cash include:

•	$63 million of cash held as collateral for a local tax case in Brazil;

•	$47 million sales proceeds on disposal of rigs secured against senior credit facilities;

•	$42 million held as a guarantee facility for certain drilling contracts; and

•	$37 million of cash held as collateral against the West Linus and West Hercules lease arrangements.

Despite continuing operational challenges presented by COVID-19, Seadrill continues to successfully execute its ongoing cash preservation and cost efficiency plan to further reduce costs whilst continuing to operate safely and deliver for customers. This will preserve liquidity and adjust the cost base to maintain our leadership position in this area. Seadrill’s active management will reduce spend both onshore and offshore.

COMMERCIAL REVIEW

Order Backlog1

Order Backlog at the end of 2H21, was approximately $2.7 billion, up from $2.1 billion at the end of 1H21.

During the second half of the year, the Company added approximately $1 billion of backlog from the following contract awards:

•

West Hercules – secured a two-well contract with Equinor in Canada adding $57m in backlog. Additionally, Equinor exercised another one well option in Norway for the rig under a continuous optionality provision adding $15m in backlog.

•	West Gemini – secured a four-well contract plus options in Angola contributing $35m in backlog. The rig commenced operations in Q4.

•	West Tellus – Shell exercised options adding $18m backlog.

•

West Tellus, West Carina, and West Jupiter each secured multi-year contracts with Petrobras in Brazil, contributing a total of $775 million in backlog. West Tellus and West Carina are expected to commence in September 2022 while West Jupiter is expected to commence in December 2022.

•	Sevan Louisiana – secured a two-well contract with ENI in US Gulf of Mexico. In addition, $26m of backlog with Talos was transferred from the West Neptune to the Sevan Louisiana.

•	West Neptune – LLOG exercised an option adding $10m in backlog keeping the rig busy into October 2022.

Post 2H21, backlog was reduced by $0.5bn related to the negotiated amendment to the West Linus lease with SFL. The rig is now expected to be delivered to SFL in 2022 at which point Seadrill will no longer be the operator of the drilling contract. Following this adjustment backlog stands at $2.2bn as at February 23, 2022.

Trading Outlook

The offshore drilling sector recovery is beginning to take shape as oil prices continue to trend upwards and demonstrate consistency of outlook. Whilst different markets will readjust at a different pace we are confident of the overall trend moving into 2022 and 2023 when re-contracting of rigs will become important.

We welcome the recycling of rigs which will never see competitive work again. However, we see consolidation as the route to delivering a more disciplined supply and demand equilibrium where the returns to offshore drillers justify the investment and associated risks in a market which seek investment to make sustainability goals real.

[1]

Order Backlog includes all firm contracts at the maximum contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism, the Company utilizes the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Order Backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to Non-Consolidated Entities.

EMERGENCE FROM BANKRUPTCY

In our recent press release, dated February 22, 2022, we were pleased to report that Seadrill concluded its comprehensive restructuring process and emerged from Chapter 11 bankruptcy protection.

The following major changes to Seadrill’s capital structure were achieved through the restructuring:

•	Additional $350 million of liquidity raised;

•	Obligations under external credit facilities decreased from $5,662 million to $683 million of reinstated debt with maturity in 2027;

•	Future obligations under finance lease arrangements in respect of the West Taurus, West Hercules, and West Linus substantially eliminated; and

•	Elimination of guarantees previously provided to holders of the senior notes previously issued by the NSNCo group.

Seadrill emerged from bankruptcy with cash of $486 million, of which $335 million was unrestricted and $151 million was restricted. Seadrill also had $125 million undrawn on its new revolving credit facility which together with the unrestricted cash provided $460 million of liquidity to the Successor company. Following emergence, Seadrill had total debt obligations of $908 million. This comprised $683 million outstanding on reinstated credit facilities; $175 million drawn on its new term loan; and a $50 million convertible bond. This left the Successor company with net debt of $422 million after adding back its post-emergence cash.

In order to substantially eliminate future commitments under capital lease arrangements with SFL corporation (“SFL”), Seadrill rejected the West Taurus lease through the bankruptcy court in early 2021 and negotiated amendments to the leases of West Hercules and West Linus in August 2021 and February 2022, respectively. The amended leases for Hercules and Linus are short term and we expect to redeliver both rigs to SFL in 2022. In addition to reducing the lease terms, the lease amendments extinguished Seadrill’s obligations to purchase the units at the end of the leases (amongst other changes).

As part of Seadrill’s wider process, Seadrill New Finance Limited (“NSNCo”), the holding company for investments in SeaMex, Seabras Sapura, and Archer, concluded a separate restructuring process on January 20, 2022. The restructuring was achieved using a pre-packaged chapter 11 process and had the following major impacts:

•	Holders of the senior secured notes issued by NSNCo (“notes”, “noteholders”) released Seadrill from all guarantees and securities previously provided by Seadrill in respect of the notes;

•	Noteholders received a 65% equity interest in NSNCo with Seadrill’s equity interest thereby decreasing to 35% and

•	Reinstatement in full of the notes on amended terms.

Related to the NSNCo restructuring, the noteholders also financed a restructuring of the bank debt of the SeaMex joint venture. This enabled NSNCo to subsequently acquire a 100% equity interest in the SeaMex joint venture by way of a credit bid, which was executed on November 2, 2021.

As Seadrill lost its controlling interest in NSNCo through the disposal of 65% of its equity interest on January 20, 2022, we have presented the results of NSNCo, including the consolidated results of SeaMex from November 2021 onwards, as discontinued operations in Seadrill’s financial statements for the period ended December 31, 2021. NSNCo’s assets and liabilities have similarly been classified as held-for-sale in Seadrill’s December 2021 balance sheet. All periods presented have been recast for this change.

BOARD CHANGES

The period saw the announcement on November 17, 2021, of a new, independent, seven-member Board of Directors (“Board”). The Board assumed the leadership of the new parent company of the Seadrill group following emergence from Chapter 11.

The Board is comprised of the following individuals, who collectively bring extensive industry and leadership experience:

•	Julie Johnson Robertson, Chair of the Board

•	Mark McCollum, Chair of Audit Committee

•	Karen Dyrskjot Boesen

•	Jean Cahuzac

•	Jan Kjaervik

•	Andrew Schultz

•	Paul Smith

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure Seadrill’s ongoing financial and operating strength. The Company believes that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating profit/loss to Adjusted EBITDA.

(In US$ million)	2H21	1H21
Operating profit/(loss)	95	(252)
Depreciation	72	83
Changes in expected credit loss allowances	(13)	48
Gain on disposals	(36)	(11)
Impairment of long-lived assets	—	152

Adjusted EBITDA	118	20

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the six and twelve months ended December 31, 2021 and 2020

(In $ millions, except per share data)	Six months ended December 31, 2021	Six months ended June 30, 2021	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Operating revenues
Contract revenues	429	335	764	703
Reimbursable revenues	18	17	35	37
Management contract revenues	89	88	177	289
Other revenues	20	12	32	30

Total operating revenues	556	452	1,008	1,059

Operating expenses
Vessel and rig operating expenses	(360)	(316)	(676)	(606)
Reimbursable expense	(16)	(16)	(32)	(34)
Depreciation	(72)	(83)	(155)	(346)
Amortization of intangibles	—	—	—	(1)
Management contract expenses	(59)	(115)	(174)	(390)
Selling, general and administrative expenses	(41)	(36)	(77)	(80)

Total operating expenses	(548)	(566)	(1,114)	(1,457)

Other operating items
Loss on impairment of long-lived assets	—	(152)	(152)	(4,087)
Loss on impairment of intangibles	—	—	—	(21)
Gain on disposals	36	11	47	15
Other operating income	51	3	54	9

Total other operating items	87	(138)	(51)	(4,084)

Operating profit/(loss)	95	(252)	(157)	(4,482)
Financial and other non-operating items
Interest income	—	1	1	9
Interest expense	(30)	(79)	(109)	(409)
Share in results from associated companies (net of tax)	2	1	3	—
Gain/(loss) on derivative financial instruments	1	(1)	—	(3)
Foreign exchange (loss)/gain	(13)	9	(4)	(23)
Reorganization items	(81)	(229)	(310)	—
Other financial items	2	(13)	(11)	(45)
Fair value measurement on deconsolidation of VIE	—	—	—	509

Total financial and other non-operating items, net	(119)	(311)	(430)	38

Loss before income taxes	(24)	(563)	(587)	(4,444)

Income tax benefit/(expense)	6	(11)	(5)	(4)

Loss from continuing operations	(18)	(574)	(592)	(4,448)

Income/(loss) from discontinued operations	36	(31)	5	(215)

Net profit/(loss)	18	(605)	(587)	(4,663)

Net profit/(loss) attributable to the shareholder	18	(605)	(587)	(4,659)
Net loss attributable to the non-controlling interest	—	—	—	(3)
Net loss attributable to the redeemable non-controlling interest	—	—	—	(1)

Basic loss per share from continuing operations (US dollar)	(0.18)	(5.72)	(5.90)	(44.29)
Diluted loss per share from continuing operations (US dollar)	(0.18)	(5.72)	(5.90)	(44.29)
Basic earnings/(loss) per share (US dollar)	0.18	(6.03)	(5.85)	(46.43)
Diluted earnings/(loss) per share (US dollar)	0.18	(6.03)	(5.85)	(46.43)

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the six and twelve months ended December 31, 2021 and 2020

(In $ millions)	Six months ended December 31, 2021	Six months ended June 30, 2021	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Net profit/(loss)	18	(605)	(587)	(4,663)

Other comprehensive loss, net of tax, relating to continuing operations:
Actuarial loss relating to pension	—	—	—	(2)
Other comprehensive gain/(loss), net of tax, relating to discontinued operations:
Change in fair value of debt component of Archer convertible bond	1	1	2	4
Share in results from associated companies	5	4	9	(15)

Other comprehensive gain/(loss)	6	5	11	(13)

Total comprehensive income/(loss) for the period	24	(600)	(576)	(4,676)

Comprehensive income/(loss) attributable to the shareholder	24	(600)	(576)	(4,672)
Comprehensive loss attributable to the non-controlling interest	—	—	—	(3)
Comprehensive loss attributable to the redeemable non-controlling interest	—	—	—	(1)

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at December 31, 2021 and December 31, 2020

(In $ millions, except per share data)	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	312	491
Restricted cash	160	103
Accounts receivable, net	169	125
Amounts due from related parties, net	28	85
Assets held for sale -current	1,103	74
Other current assets	191	203

Total current assets	1,963	1,081

Non-current assets
Investments in associated companies	27	24
Drilling units	1,777	2,120
Restricted cash	63	65
Deferred tax assets	11	9
Equipment	11	19
Amounts due from related parties, net	—	6
Assets held for sale - non-current	—	611
Other non-current assets	27	26

Total non-current assets	1,916	2,880

Total assets	3,879	3,961

LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	—	5,662
Trade accounts payable	59	45
Amounts due to related parties - current	—	7
Liabilities associated with assets held for sale - current	948	546
Other current liabilities	230	285

Total current liabilities	1,237	6,545

Liabilities subject to compromise	6,235	—

Non-current liabilities
Long-term debt due to related parties	—	426
Deferred tax liabilities	9	10
Other non-current liabilities	114	120

Total non-current liabilities	123	556

Equity
Common shares of par value US$0.10 per share: 138,880,000 shares authorized and 100,384,435 issued at December 31,2021 and December 31, 2020	10	10
Additional paid-in capital	3,504	3,504
Accumulated other comprehensive loss	(15)	(26)
Retained loss	(7,215)	(6,628)

Total deficit	(3,716)	(3,140)

Total liabilities and equity	3,879	3,961

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUING OPERATIONS

for the twelve months ended December 31, 2021 and 2020

(In $ millions)	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Cash Flows from Operating Activities
Net loss from continuing operations	(592)	(4,449)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	155	346
Amortization of unfavorable and favorable contracts	—	1
Gain on disposals	(47)	(15)
Loss on impairment of intangible assets	—	21
Share in results from associated companies (net of tax)	(3)	—
Fair value measurement on deconsolidation of VIE	—	(509)
Loss on impairment of long-lived assets	152	4,087
Deferred tax benefit	(3)	(7)
Unrealized loss on derivative	—	3
Non cash reorganization items	176	—
Amortization of discount on debt	84	122
Unrealized foreign exchange loss	2	19
Change in allowance for credit losses	36	142
Other cash movements in operating activities
Payments for long-term maintenance	(64)	(121)
Repayments made under lease arrangements	(46)	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	(37)	48
Trade accounts payable	17	(38)
Prepaid expenses/accrued revenue	(4)	(55)
Deferred revenue	7	(5)
Related party receivables	(8)	(100)
Related party payables	(7)	(4)
Other assets	(19)	34
Other liabilities	65	76
Other, net	—	8

Net cash flows used in operating activities	(136)	(396)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(29)	(27)
Impact to cash resulting from deconsolidation of VIE	—	(22)
Purchase of call option for non-controlling interest shares	—	(11)
Proceeds from disposal of assets	43	—
Loans granted to related parties	—	(8)

Net cash flows provided by/(used in) investing activities	14	(68)

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUING OPERATIONS

for the twelve months ended December 31, 2021 and 2020

(In $ millions)	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Cash Flows from Financing Activities
Repayments of secured credit facilities	—	(132)
Purchase of redeemable AOD non-controlling interest	—	(31)

Net cash used in financing activities	—	(163)

Effect of exchange rate changes on cash	(2)	(19)

Net decrease in cash and cash equivalents, including restricted cash	(124)	(646)

Cash and cash equivalents, including restricted cash, at beginning of the period	659	1,305

Cash and cash equivalents, including restricted cash, at the end of period	535	659

Supplementary disclosure of cash flow information
Interest paid	—	(181)
Taxes paid	(5)	(13)

The statement of cash flows excludes $49 million of unrestricted cash and $21 million of restricted cash at December 31, 2021, which is held for sale by our discontinued operations (December 31, 2020: $35 million unrestricted, $30 million restricted). Total cash flows from discontinued operations for the twelve months ended December 31, 2021 was a $5 million inflow (December 31, 2020: $1 million inflow).

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the Six months ended December 31, 2021 and 2020, and June 30, 2021 and 2020

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total equity/ (deficit) before NCI	NCI	Total equity/ (deficit)
Balance as at December 31, 2019	10	3,496	(13)	(1,851)	1,642	151	1,793

ASU 2016-13 - Measurement of credit losses on financial instruments	—	—	—	(143)	(143)	—	(143)

Balance as at January 1, 2020	10	3,496	(13)	(1,994)	1,499	151	1,650

Other comprehensive loss from continuing operations	—	—	(7)	—	(7)	—	(7)
Other comprehensive loss from discontinued operations	—	—	(15)	—	(15)	—	(15)
Purchase option on non-controlling interest	—	—	—	—	—	(11)	(11)
Share-based compensation charge	—	2	—	—	2	—	2
Fair value adjustment AOD Redeemable NCI	—	—	—	32	32	—	32
Net loss from continuing operations	—	—	—	(1,576)	(1,576)	(2)	(1,578)
Net loss from discontinued operations	—	—	—	(171)	(171)	—	(171)

Balance as at June 30, 2020	10	3,498	(35)	(3,709)	(236)	138	(98)

Other comprehensive income from continuing operations	—	—	5	—	5	—	5
Other comprehensive income from discontinued operations	—	—	4	—	4	—	4
Cash settlement for cancellation of share scheme	—	(1)	—	—	(1)	—	(1)
Share-based compensation charge	—	7	—	—	7	—	7
Deconsolidation of VIE	—	—	—	—	—	(137)	(137)
Fair value adjustment AOD Redeemable NCI	—	—	—	(7)	(7)	—	(7)
Net loss from continuing operations	—	—	—	(2,868)	(2,868)	(1)	(2,869)
Net loss from discontinued operations	—	—	—	(44)	(44)	—	(44)

Balance as at December 31, 2020	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)

(In $ millions)	Common shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained loss	Total deficit before NCI	NCI	Total equity/ (deficit)
Balance as at January 1, 2021	10	3,504	(26)	(6,628)	(3,140)	—	(3,140)
Other comprehensive income from discontinued operations	—	—	5	—	5	—	5
Net loss from continuing operations	—	—	—	(574)	(574)		(574)
Net loss from discontinued operations	—	—	—	(31)	(31)	—	(31)
Balance as at June 30, 2021	10	3,504	(21)	(7,233)	(3,740)	—	(3,740)
Other comprehensive income from discontinued operations	—	—	6	—	6	—	6
Net loss from continuing operations	—	—	—	(18)	(18)	—	(18)
Net profit from discontinued operations	—	—	—	36	36	—	36
Balance as at December 31, 2021	10	3,504	(15)	(7,215)	(3,716)	—	(3,716)

Seadrill Limited

(Debtor-in-

Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS - DISCONTINUED OPERATIONS

for the six and twelve months ended December 31, 2021 and 2020

(In $ millions)	Six months ended December 31, 2021	Six months ended June 30, 2021	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020
Operating revenues
Contract revenues	36	—	36	—

Total operating revenues	36	—	36	—
Operating expenses
Vessel and rig operating expenses	(17)	—	(17)	—
Selling, general and administrative expenses	(2)	—	(2)	—
Depreciation	(2)	—	(2)	—
Amortization of intangibles	(7)	—	(7)	—

Total operating expenses	(28)	—	(28)	—

Operating profit	8	—	8	—
Financial and other non-operating items
Interest income	7	11	18	26
Interest expense	(45)	(32)	(77)	(60)
Share in results from associated companies (net of tax)	13	1	14	(77)
(Loss)/gain on derivative financial instruments	(2)	5	3	3
Loss on impairment of investments	—	—	—	(47)
Loss impairment of convertible bond from related party	—	—	—	(29)
(Loss)/gain on marketable securities	(3)	5	2	(3)
Other financial items	56	(21)	35	(27)

Total financial and other non-operating items, net	26	(31)	(5)	(214)
Profit/(loss) before income taxes	34	(31)	3	(214)
Income tax benefit/(expense)	2	—	2	(1)

Net profit/(loss) from discontinued operations	36	(31)	5	(215)

Net profit/(loss) attributable to the shareholder	36	(31)	5	(215)
Basic profit/(loss) per share from discontinued operations (US dollar)	0.36	(0.31)	0.05	(2.10)
Diluted profit/(loss) per share from discontinued operations (US dollar)	0.36	(0.31)	0.05	(2.10)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 23, 2022	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)